FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 2012
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland † ** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah # , C A Carolus, R Dañino*, A R Hill ≠ ,
D L Lazaro^, R P Menell, M S Moloko, D N Murray, D M J Ncube, R L Pennant-Rea † , G M Wilson
† British, ≠ Canadian, # Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel           +27 11 562 9775
Mobile       +27 82 971 9238 (SA)
Mobile       +1 857 241 7127 (USA)
email         Willie.Jacobsz@
                goldfields.co.za
Remmy Kawala
Tel           +27 11 562 9844
Mobile      +27 82 312 8692
email        Remmy.Kawala@
               goldfields.co.za
Media Enquiries

Sven Lunsche
Tel           +27 11 562 9763
Mobile      +27 83 260 9279
email        Sven.Lunsche@
               goldfields.co.za
MEDIA RELEASE
Gold Fields Q3 Results Disclosure Changes to 26
November 2012
Johannesburg, Wednesday, 10 October 2012. Gold Fields Limited
(Gold Fields) (JSE, NYSE, NASDAQ Dubai: GFI) announces that its Q3
2012 results will be released on Monday, 26 November 2012, instead of
Thursday, 22 November 2012, as originally scheduled. The change of date became necessary as 22 November 2012 is Thanksgiving in the
USA.
-ends-
Investor Enquiries:
Willie Jacobsz
Senior Vice President
Head of Investor Relations and Corporate Affairs
USA Cell: +1 857 241 7127
RSA Cell: +27 82 971 9238
Email: willie.jacobsz@goldfields.co.za
Media Enquiries
Sven Lunsche
Vice President: Corporate Affairs
Cell: +27 83 260 9279
Email: sven.lunsche@goldfields.co.za
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable annualised production of 3.5 million gold equivalent ounces from eight operating mines in
Australia, Ghana, Peru and South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects in resource development and feasibility, with construction decisions expected in the next 18 to 24 months. Gold Fields has total attributable gold equivalent Mineral Reserves of 80.6 million ounces and Mineral Resources of 217 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock
Exchange (NYSE), NASDAQ Dubai Limited, Euronext in Brussels (NYX) and the Swiss
Exchange (SWX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 10 October 2012
GOLD FIELDS LIMITED
By:
Name:    Mr W J Jacobsz
Title:      Senior Vice President: Investor
             Relations and Corporate Affairs